seedinvest

Now Accepting Reservations

Hi James,

We are excited to reintroduce Innovega, our latest Reg A+ reservation campaign. The company, which successfully raised on SeedInvest two times previously, is developing smart contact lenses and glasses that deliver high-performance AR/VR experiences. **We want to give you a private first look into the reservation campaign before the public launch tomorrow, Wednesday, March 10th.**

By confirming a reservation, you have the opportunity to purchase shares ahead of the company's public launch after it receives SEC qualification. A reservation is non-binding and you may cancel at any time.

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Questions? Email us. We're happy to help.

Innovega is accepting reservations for an Offering under Tier II of Regulation A. No money or other consideration is being solicited, and if sent in response, it will not be accepted. No sales of securities will be made or commitment to purchase accepted until qualification of the offering statement by the Securities and Exchange Commission (the "Commission") and approval of any other required government or regulatory agency. A reservation is non-binding and involves no obligation or commitment of any kind. No offer to buy securities can be accepted and no part of the purchase price can be received without an Offering Statement that has been qualified by the Commission. A Preliminary Offering Circular that forms a part of the Offering Statement has been filed with the Commission, a copy of which may be obtained from Innovega: https://www.seedinvest.com/innovega